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Filed Pursuant to Rule 424(b)(1)
Registration No.: 333-102576

P R O S P E C T U S    S U P P L E M E N T
(To Prospectus Dated October 28, 2005)

8,611,565 Shares
Orient-Express Hotels Ltd.
Class A Common Shares
$32.00 per Share

        Sea Containers Ltd. is selling 8,611,565 class A common shares of Orient-Express Hotels. Orient-Express Hotels will not receive any of the proceeds from the sale of these shares by Sea Containers. Sea Containers has granted the underwriters an option to purchase up to 1,291,735 additional class A common shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

        The class A common shares are listed and traded on the New York Stock Exchange under the symbol "OEH." On November 17, 2005, the last sale price of the class A common shares as reported on the New York Stock Exchange was $32.64 per share.

        Investing in our class A common shares involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus supplement or accompanying prospectus, or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$32.00	$275,570,080
Underwriting discount	$1.52	$13,089,579
Proceeds to Sea Containers (before expenses)	$30.48	$262,480,501

        The underwriters expect to deliver the class A common shares to purchasers on or about November 23, 2005.

Citigroup
Merrill Lynch & Co.
Scotia Capital

November 17, 2005

        You should rely only on the information contained or incorporated by reference in this prospectus supplement or accompanying prospectus. Orient-Express Hotels, Sea Containers and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Orient-Express Hotels, Sea Containers and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement or accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operation and prospects may have changed since that date.

Prospectus Supplement

        In this prospectus supplement or accompanying prospectus, "Orient-Express Hotels," "we," "us" and "our" refer to Orient-Express Hotels Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries, and not to the underwriters or Sea Containers. "Sea Containers" refers to Sea Containers Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries.

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and accompanying prospectus, including the financial data and related notes appearing or incorporated by reference in this prospectus supplement or accompanying prospectus and incorporated by reference into it, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in "Risk Factors" and "Forward-Looking Statements" in the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement or accompanying prospectus assumes that the underwriters do not exercise their overallotment option.

Orient-Express Hotels Ltd.

        Orient-Express Hotels Ltd. is a hotel and leisure company focused on the luxury end of the leisure market with many well-known and highly acclaimed properties.

        Hotels and restaurants represent the largest segment of our business, contributing 86% of our revenue in the first nine months of 2005, 84% of our revenue in 2004 and 85% of our revenue in 2003. We have investments in 38 hotels, three restaurants, six tourist trains and two river cruise operations in 25 countries. Our hotels include the Hotel Cipriani in Venice, the Hotel Ritz in Madrid, the Mount Nelson in Cape Town, the Copacabana Palace in Rio de Janeiro, the Observatory in Sydney and Charleston Place in Charleston, South Carolina. We also own and operate the '21' Club restaurant in New York, New York and La Cabana restaurant in Buenos Aires, and have a 49% interest in Harry's Bar, a private dining club in London. Besides hotels and restaurants, we operate a tourist train and cruise business which runs six tourist trains, three of which we own, including the legendary Venice Simplon-Orient-Express in Europe.

        We seek properties that are unique and distinctive as well as luxurious and we avoid the use of a chain brand. Instead, we promote the local brand and use the Orient-Express Hotels brand as an assurance of quality to our customers. We believe that discriminating travelers seek distinctive hotels in preference to a chain brand and that these travelers are prepared to pay higher rates for this type of travel experience. As a result, we believe that we tend to achieve higher room rates than the brand chains and other competitors.

Investment Highlights

        Positioned to Participate in Leisure Industry Recovery.    We believe that a recovery in the leisure industry is under way. During the industry downturn that began in 2001, we invested in selected acquisitions and hotel expansions in anticipation of renewed demand for luxury hotel and tourist products. We were also generally successful in maintaining room rates throughout the downturn. As a result, we are benefiting from revenue per available room, or RevPAR, gains and margin expansion as demand grows.

        Growth through Acquisitions, Expansions and Property Development.    We are committed to growing our business profitability through RevPAR growth at our existing hotels and through new property acquisitions, expansions of existing properties and property development. We believe that when demand fully recovers for hotels, we will be able to increase our room rates further at our established properties, given the prestige of our brand names and significant barriers to entry.

        Acquisitions.    In the past four years, we have made nine new investments, including the following:

  •
  In February 2005, we purchased a 93.5% interest in, and full management and operational control of, the 301-room Grand Hotel Europe in St. Petersburg, Russia for $95 million. We plan to spend an additional $25 million to expand and refurbish the hotel.

  •
  In November 2004, we purchased the El Encanto Hotel and Garden Villas in Santa Barbara, California for $26 million. We plan to invest a further $10 million to refurbish this property.

  •
  In February 2004, we entered into an agreement with the Pansea Hotel Group, the owner of six deluxe hotels in South East Asia. Under this agreement, we are committed to providing a maximum of $8 million in loans to the hotel holding company, which will become convertible in February 2007 into approximately 25% of the holding company's shares. In addition, we have an option exercisable from February 2007 through February 2009 to acquire all of the holding company's shares. The existing shareholders have the right to put their shares to us after February 2009.

  •
  In April 2003, we acquired a 50% interest in a 50/50 joint venture which acquired the Hotel Ritz in Madrid for $135 million.

  •
  In March 2002, we acquired a 75% interest in Maroma Resort and Spa in Mexico's Yucatan Peninsula for $7.5 million. We are currently negotiating to acquire the remaining 25% interest.

  •
  In February 2002, we purchased for $40 million both La Residencia, a hotel situated on Mallorca's northwest coast, and Le Manoir aux Quat' Saisons, located in Oxfordshire, England.

        We intend to continue to acquire additional distinctive luxury properties throughout the world and are currently evaluating a number of acquisition opportunities. Factors in our evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of actual investment returns, upside potential through pricing, expansion or improved marketing, limitations on nearby competition and convenient access.

        Expansions.    We are also investing in expansions at existing properties by adding rooms and facilities, such as spas and conference space. We believe these investments will provide attractive returns because the incremental operating costs of these expansions are low. We have invested $70 million over the last three years in such expansion projects and plan to invest a further $80 million over the next few years in our existing hotels.

        In July 2005, we reopened the Hotel Caruso in Ravello, on Italy's Amalfi coast, following a $60 million refurbishment initiated in 1999 when we acquired the property and its land. In addition, through our joint venture with the Pansea Hotel Group, we reopened the Ubud Hanging Gardens in Bali, Indonesia, a 38-villa resort.

        Other expansion projects that we plan to begin over the next six months include refurbishment of the Grand Hotel Europe in St. Petersburg, our addition of 11,000 square feet of function space and a spa at the Copacabana Palace Hotel, and additional keys and suites at the Villa San Michele near Florence, Italy, La Residencia in Mallorca, Spain, and the Hotel Monasterio in Cusco, Peru.

        Property Development.    We are also reviewing potential real estate development opportunities in our portfolio. We believe that certain of our hotels have vacant land inventory which is available for the construction of for-sale high-end vacation villas and apartments adjacent to our hotels.

        We are currently developing the Cupecoy Yacht Club on the Dutch side of St. Martin, which will include 169 condominiums and 60,000 square feet of retail and marina space. We plan to sell them in phases, with Orient-Express Hotels retaining management of the units sold. To date, we have pre-sold more than 50 condos at Cupecoy. We are also developing the Villas at La Samanna on the French side of St. Martin, which will include 30 private villas, and are in negotiations to purchase adjoining land in the Maroma Resort and Spa in Cancun, Mexico with plans to develop 25 to 30 for-sale villas.

        Other hotels owned by Orient-Express Hotels with available vacant land include Bora Bora Lagoon Resort and Keswick Hall. We anticipate future profits from both sales of completed units and from ongoing management of the units for the purchasers as integral parts of the adjacent hotels.

        Unique Portfolio of Properties in Areas Where There Are High Barriers to Entry.    Our properties are in distinctive locations throughout the world. Many of our properties are part of the local history and could not be replaced or would be prohibitively expensive to replicate. Also, strict zoning regulations in a number of countries where we operate, particularly Italy, prohibit or significantly restrict new hotel development in our areas.

        Distinguished Brand Names.    Our brand name "Orient-Express Hotels" originated with the legendary luxury train traveling between Paris and Istanbul in the late 19th and early 20th centuries. This brand name is recognized worldwide and is synonymous with sophisticated travel and refined elegance. Also, many of our individual properties, such as the Hotel Cipriani and the '21' Club, have distinctive, local brand identities.

        Luxury Market Focus.    We focus exclusively on the luxury end of the leisure market. We serve those affluent guests who are less price sensitive and are willing to pay a premium for services and accommodations that have a special image, style and character. Our philosophy is that "quality is luxury with personality."

        Pricing Power.    Management believes that given the strong reputation and distinctive character of our properties, they tend to command a considerable rate premium over those of our competitors.

        Sales, Marketing and Distribution Advantages.    We attract guests whom we believe have often made a specific decision to stay at one or more of our properties and therefore are more likely to book directly with our hotels. As a result, this reduces our marketing costs and third-party sales commissions. We extensively utilize public relations as a communications tool by working with journalists and travel writers, and we enjoy substantial media exposure because of the distinctive nature of our properties. During 2004, we hosted about 1,400 journalists at our various properties. As a result, we estimate that about 6,000 articles and stories were published or broadcast about our properties, many in publications with large local, regional or international circulations.

        Global Presence.    We operate hotels and restaurants in 22 countries across five continents. Also, our trains and cruise business operate in the U.K., continental Europe, Southeast Asia and South America. Our geographic diversification makes our results of operations less dependent upon any particular region.

        Industry Awards.    We have gained a worldwide reputation for quality and service in the luxury end of the leisure and business travel market. Over the years, our properties have won numerous national and international awards given by trade or consumer publications such as Condé Nast Traveler, Gourmet, Travel & Leisure and Tatler, by private subscription newsletters, such as Andrew Harper's Hideaway Report, and by industry bodies, such as the American Automobile Association. For example, Condé Nast Traveller's 2004 Readers' Choice Awards named Lilianfels Blue Mountains Resort and Spa among the Top 15 Pacific Rim Hotels, and Hotel Monasterio among the Top 5 South American Hotels. Additionally, Condé Nast Traveller's 2005 Readers' Choice Awards named Hotel Cipriani the No. 1 Overseas Leisure Hotel for Europe, Asia Minor and Russian Federation. These awards are based on opinion polls of a publication's readers or the professional opinion of journalists or panels of experts, and they are highly prized because it is believed that these awards influence consumer choice.

        Strong Management Team.    Our executive management team includes eleven individuals who are responsible for our global strategic direction and have an average of 14 years of experience with Orient-Express Hotels.

Recent Developments

        Impact of Recent Hurricanes—Operations at the Windsor Court Hotel in New Orleans and the Maroma Resort and Spa in Mexico's Yucatan Peninsula were adversely affected by recent hurricanes; Windsor Court at the end of August and Maroma in late October. Windsor Court's recovery and reconstruction team has completed an engineering review and begun repairs. Windsor Court is reopening in stages, beginning November 1, 2005 and we estimate that it will be fully reopened by early 2006. Maroma's hurricane recovery team has completed an initial inspection of the resort, and we expect to reopen Maroma in stages from January 2006 through sometime early in the second quarter of 2006. While both of these properties are traditionally the most profitable in the fourth quarter, Maroma was closed in October for scheduled renovations. Management currently expects that lost earnings at Windsor Court and Maroma will be covered by our insurance, less any relevant deductible amount. Depending on the timing of our reaching final agreement on payment with our insurers, insurance receipts may be reported in earnings after the end of the fourth quarter of 2005, even though these insurance receipts relate to earnings lost in the fourth quarter of 2005. Management expects that the net impact of the hurricanes on earnings per share in the fourth quarter of 2005 will be a reduction of about five to six cents per share.

        Hotel Caruso Opening—In July 2005, we reopened the Hotel Caruso in Ravello, on Italy's Amalfi coast, following a $60 million refurbishment initiated in 1999 when Orient-Express Hotels acquired the property and its land. Of the hotel's 54 guest rooms, 36 are either suites or junior suites. Currently, 45 guest rooms are open and additional guest rooms will be added in stages during the winter. We believe the location of Ravello is well suited both to those who need a touring base as well as to those who seek a cultural retreat. We expect Hotel Caruso to attract the same wealthy customers that already enjoy our other Italian hotels.

Relationship with Sea Containers

        Sea Containers Ltd., a Bermuda company with shares listed and traded on the New York Stock Exchange, currently owns 9,903,300 of our class A common shares (including 2,459,399 new class A common shares issued on October 28, 2005 upon conversion of 2,459,399 of our class B common shares previously owned by Sea Containers), representing about 25% of our currently outstanding class A and class B common shares, excluding 18,044,478 class B common shares owned by a wholly-owned subsidiary of Orient-Express Hotels. After the sale by Sea Containers of 8,611,565 class A common shares in this offering, Sea Containers will own 1,291,735 class A common shares, which are subject to the underwriters' overallotment option. The 9,903,300 class A common shares currently owned by Sea Containers represent about 5%, and the 1,291,735 shares to be owned by Sea Containers after this offering (if the overallotment option is not exercised) will represent less than 1% of the combined voting power of all outstanding class A and class B common shares of Orient-Express Hotels, including the 18,044,478 class B common shares owned by the subsidiary. If the underwriters exercise their overallotment option in full, Sea Containers will no longer own any class A common shares.

        Until the initial public offering of our class A common shares in August 2000, Orient-Express Hotels was a wholly-owned subsidiary of Sea Containers. In November 2002, Orient-Express Hotels ceased to be a consolidated subsidiary of Sea Containers and since then has been accounted for in Sea Containers' financial statements using the equity method of accounting.

        Orient-Express Hotels filed a registration statement with the SEC for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 7,443,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient-Express Hotels class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers at the time of the filing. On October 28, 2005, 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers were converted into 2,459,399 class A common shares.

*    *    *

        Orient-Express Hotels maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary—Orient-Express Services Ltd.—in the United Kingdom is located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States service subsidiary—Orient-Express Hotels Inc.—has offices at 1114 Avenue of the Americas, New York, New York 10036, telephone 212-302-5055.

        Our website is www.orient-express.com. The information on this website is not a part of this prospectus supplement or accompanying prospectus.

The Offering

Class A common shares offered by Sea Containers(1)	8,611,565 shares
Class A and B common shares currently outstanding and to be outstanding immediately after this offering(2)(3)	39,389,750 shares
Use of Proceeds	Orient-Express Hotels will not receive any of the proceeds from the sale of class A common shares by Sea Containers in this offering.
New York Stock Exchange symbol	OEH
Risk Factors	See "Risk Factors" for a discussion of matters you should carefully consider before deciding to invest in the class A common shares.

(1)
Holders of class B common shares have in general one vote per share, and holders of class A common shares have one-tenth of one vote per share, on most matters to be submitted to the vote of the common shareholders of Orient-Express Hotels. The holders of class A and class B common shares vote together as a single class on most matters. See "Description of the Common Shares—Voting Rights" beginning on page 12 of the accompanying prospectus.

(2)
Our wholly-owned subsidiary Orient-Express Holdings 1 Ltd., or Holdings, owns 18,044,478 class B common shares of Orient-Express Hotels. These shares are outstanding under Bermuda law and may be voted by Holdings, although they are disregarded for purposes of calculating our earnings per share. Thus, Holdings has voting control of Orient-Express Hotels. As of the date of this prospectus supplement, Holdings holds class B common shares representing approximately 82% of the combined voting power of the outstanding class A and class B common shares of Orient-Express Hotels for most matters submitted to a vote of its shareholders.

(3)
The number of outstanding common shares disregards the 18,044,478 class B common shares owned by Holdings as described in note (2) above.

        The number of class A and class B common shares outstanding does not include 1,160,000 class A and class B common shares reserved for issuance under the 2000 and 2004 Stock Option Plans of Orient-Express Hotels.

        If the underwriters' overallotment option is exercised in full, Sea Containers will sell an additional 1,291,735 class A common shares.

        Our class A common shares include associated rights to purchase series A junior preferred participating preferred shares of Orient-Express Hotels. Each right entitles the holder to purchase, under certain circumstances, one one-hundredth of a series A junior participating preferred share pursuant to the terms of the rights agreement. You should read this prospectus supplement and the accompanying prospectus, which provide more detail about the rights, before investing in the class A common shares.

Summary Consolidated Financial Data

        The income statement and balance sheet data presented in the following table as of December 31, 2002, 2003 and 2004, and for the years then ended, are derived from the audited consolidated financial statements of Orient-Express Hotels, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The data for the nine months ended September 30, 2004 and 2005, and as of September 30, 2004 and 2005, have been derived from the unaudited consolidated financial statements of Orient-Express Hotels which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Results for the nine-month period ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year. The historical financial information below may not give an accurate indication of our future performance.

Orient-Express Hotels Ltd. and Subsidiaries

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(Dollars in millions except per share data)
Consolidated income statement data:
Revenue	$279.3	$315.9	$357.3	$264.4	$334.5
Expenses:
Depreciation and amortization	19.5	25.3	28.4	21.2	25.0
Operating	136.2	158.6	175.5	129.6	157.8
Selling, general and administrative	86.1	101.8	114.5	84.3	101.2
Gain on sale of hotel asset	—	4.3	—	—	—

Earnings from operations before net finance costs	37.5	34.5	38.9	29.4	50.4
Net finance costs	(18.4)	(17.2)	(17.2)	(14.6)	(17.5)

Earnings before income taxes	19.1	17.3	21.7	14.8	32.9
Provision for income taxes	2.3	1.0	2.6	3.9	6.1
Earnings from unconsolidated companies, net of tax	8.5	7.3	9.1	8.9	9.6

Net earnings	$25.3	$23.6	$28.2	$19.8	$36.4

Consolidated net earnings per share:
Net earnings per class A and class B share, basic	$0.82	$0.76	$0.82	$0.58	$0.96
Net earnings per class A and class B share, diluted	0.82	0.76	0.82	0.58	0.95
Weighted average number of shares, basic (in millions)	30.8	31.1	34.3	34.3	37.8
Consolidated balance sheet data (at end of period):
Cash and cash equivalents	$37.9	$81.3	$85.6	$51.8	$54.1
Total assets	998.5	1,169.2	1,265.6	1,157.6	1,403.4
Long-term debt (including current portion)	459.0	554.2	583.7	505.6	553.8
Total shareholders' equity	426.5	512.4	545.0	530.1	676.9

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(Dollars in millions except per share data)
Other consolidated financial data:
Cash flows provided by (used in):
Operating activities	$35.3	$33.2	$52.6	$45.0	$55.9
Investing activities	(119.0)	(40.6)	(100.6)	(58.7)	(198.3)
Financing activities	63.3	48.3	51.1	(15.9)	112.5
Capital expenditures (excluding acquisitions)	56.9	54.5	65.1	44.1	102.8
Total Segment EBITDA(1)	67.0	64.8	79.0	59.4	86.2

(1)
"Total Segment EBITDA" is segments net earnings before interest, tax (including tax on earnings from unconsolidated companies), depreciation, amortization and gain on the sale of hotel asset. Management evaluates the operating performance of our segments on this basis and believes that Segment EBITDA is a useful measure of operating performance because Segment EBITDA is not affected by non-operating factors such as leverage and the historic cost of assets. EBITDA is a financial measure commonly used in Orient-Express Hotels' industry. However, our Segment EBITDA may not be comparable in all instances to EBITDA as disclosed by other companies.

You should not consider Segment EBITDA as an alternative to earnings from operations or net earnings (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, or as an alternative to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs.

        Total Segment EBITDA is reconciled to net earnings as follows:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(Dollars in millions)
Total Segment EBITDA	$67.0	$64.8	$79.0	$59.4	$86.2
Add gain on sale of hotel asset	—	4.3	—	—	—
Deduct:
Depreciation and amortization	(19.5)	(25.3)	(28.4)	(21.2)	(25.0)
Net finance costs	(18.4)	(17.2)	(17.2)	(14.6)	(17.5)
Provision for income taxes(2)	(3.8)	(3.0)	(5.2)	(3.8)	(7.3)

Net earnings	$25.3	$23.6	$28.2	$19.8	$36.4

(2)
Includes provision for income taxes on earnings from unconsolidated companies.

USE OF PROCEEDS

        We will not receive any proceeds from this offering. Sea Containers will receive all the proceeds from the sale of the class A common shares offered by this prospectus supplement and the accompanying prospectus.

PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES

        The class A common shares of Orient-Express Hotels are listed for trading on the New York Stock Exchange under the symbol "OEH." The following table presents the quarterly high and low sales prices of a class A common share for the calendar quarters indicated as reported for New York Stock Exchange composite transactions:

	High	Low
2004
First quarter	$19.79	$16.35
Second quarter	18.23	14.50
Third quarter	17.04	14.50
Fourth quarter	23.05	15.71
2005
First quarter	26.36	19.60
Second Quarter	32.50	26.10
Third Quarter	33.40	27.26
Fourth Quarter (through November 17, 2005)	32.86	26.15

        Orient-Express Hotels paid quarterly cash dividends at the rate of $0.025 per class A common share and per class B common share in 2004 and 2005.

        The Islands of Bermuda, where Orient-Express Hotels is incorporated, have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the class A and class B common shares or which subject United States holders to taxes.

        At October 31, 2005, there were approximately 30 record holders of the class A common shares.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2005,

  •
  on an actual basis, and

  •
  as adjusted to reflect the issuance on October 28, 2005 of 2,459,399 class A common shares of Orient Express Hotels upon the conversion of 2,459,399 class B common shares owned by Sea Containers:

	September 30, 2005
	Actual	As adjusted
	(in thousands) (unaudited)
Cash and cash equivalents	$54,070	$54,070

Working capital facilities	$38,936	$38,936
Long-term debt (including current portion)	553,768	553,768

Shareholders' equity:
Class A common shares	368	393
Class B common shares	205	180
Additional paid-in capital	404,038	404,038
Retained earnings	310,841	310,841
Accumulated other comprehensive loss	(38,339)	(38,339)
Acquired shares	(181)	(181)

Total shareholders' equity	676,932	676,932

Total capitalization	$1,269,636	$1,269,636

DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS

        The directors of Orient-Express Hotels are as follows:

Name, Age	Principal occupations and other major affiliations	Year first became a director
John D. Campbell, 62	Senior Counsel (retired) of Appleby Spurling Hunter (attorneys) (British citizen)	1994
James B. Hurlock, 72	Partner (retired) of White & Case LLP (attorneys) (U.S. citizen)	2000
J. Robert Lovejoy, 61	Senior Managing Director of Ripplewood Holdings LLC (a private equity investment firm) (U.S. citizen)	2000
Daniel J. O'Sullivan, 66	Senior Vice President—Finance (retired) of Sea Containers (British citizen)	1997
Georg R. Rafael, 68	Managing Director of Rafael Group S.A.M. (hoteliers) (German citizen)	2002
James B. Sherwood, 72	Chairman and Co-Chief Executive Officer of Orient-Express Hotels (U.S. citizen)	1994
Simon M.C. Sherwood, 45	President and Co-Chief Executive Officer of Orient-Express Hotels (British citizen)	1994

        The principal occupation of each director during the last five years is that shown in the table above supplemented by the following information:

        Mr. Campbell retired as Senior Counsel of Appleby Spurling Hunter in July 2003. Mr. Campbell is also a director of Sea Containers, the non-executive Chairman of the Board of the The Bank of Bermuda Ltd., a subsidiary of HSBC Holdings plc, as well as Chairman of the bank's Audit Committee, and a non-executive director and Chairman of the Nominations and Governance Committee of Argus Insurance Company Ltd., a public company listed on the Bermuda Stock Exchange.

        Mr. Hurlock acted as chairman of the management committee of White & Case LLP, overseeing worldwide operations from 1980 until his retirement in 2000. He also served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group Ltd., a chemical transport services company, from July 2003 until June 2004.

        Mr. Lovejoy, prior to joining Ripplewood in 2000, was a Managing Director of Lazard Frères & Co. LLC and a general partner of Lazard's predecessor partnership for over 15 years.

        Mr. O'Sullivan held senior financial and accounting positions with Sea Containers and its predecessor company for over 30 years, including Chief Financial Officer for seven years until his retirement, effective December 31, 2004.

        Mr. Rafael was until early 2002 the Vice Chairman of the Executive Committee of Mandarin Oriental Hotels, having sold to them in 2000 Rafael Hotels Ltd., a deluxe hotel owning and operating company that Mr. Rafael established in 1986. Prior to that time, he was joint Managing Director of Regent International Hotels, a hotel group Mr. Rafael helped start in 1972.

        Mr. James B. Sherwood has also been a director and the President of Sea Containers since 1974, having founded its predecessor company in 1965.

        Mr. Simon M.C. Sherwood was Senior Vice President—Leisure of Sea Containers from 1997 until Orient-Express Hotels' initial public offering in August 2000, and was originally appointed Vice President of Sea Containers in 1991. He is the stepson of James B. Sherwood.

        The executive officers of Orient-Express Hotels are as follows:

Name, Age	Position
James B. Sherwood, 72	Chairman and Co-Principal Executive Officer since 1994
Simon M.C. Sherwood, 45	President and Co-Principal Executive Officer since 1994
Dean P. Andrews, 52	Vice President—Hotels, North America since 1997
Filip Boyen, 47	Vice President—Hotels, Africa, Australia and South America since 2005
Roger V. Collins, 59	Vice President—Technical Services since 2001
Adrian D. Constant, 44	Vice President—Hotels, Europe and Asia since 2001
Pippa Isbell, 52	Vice President—Public Relations since 2000
Natale Rusconi, 79	Vice President since 2004
Nicholas R. Varian, 51	Vice President—Tourist Trains and Cruises since 1994
Paul White, 42	Vice President—Finance and Chief Financial Officer since 2005
David C. Williams, 51	Vice President—Sales and Marketing since 2004
Edwin S. Hetherington, 56	Secretary since 1994

        The principal occupation of each person during the last five years is that shown in the table above supplemented by the following information:

        The previous experience of Messrs. James B. Sherwood and Simon M.C. Sherwood is reported above in the table of directors.

        Mr. Andrews was with Omni Hotels from 1981 to 1997, working in new hotel development and financial and asset management.

        Mr. Boyen held positions with Marco Polo Hotels, Sun International Hotels and Ramada Renaissance until he joined Orient-Express Hotels in 1997. Initially, he served as General Manager of its Bora Bora Lagoon Resort until 1999, when he became Managing Director of Orient-Express Hotels' hotel and tourist train operations in Peru. He was appointed Vice President-Hotels, Africa, Australia and South America of Orient-Express Hotels in September 2005.

        Mr. Collins, an engineer, has worked in the hotel industry since 1979 with Grand Metropolitan Hotels, Courage Inns and Taverns, and Trusthouse Forte Hotels, joining Orient-Express Hotels' predecessor, Orient-Express Hotels Inc., in 1991.

        Mr. Constant began his career in the hotel industry in 1983, including positions at Intercontinental and Forte Hotels, and worked for Le Meridien Hotels (1993-2001) ending as Regional Manager for Brazil.

        Ms. Isbell was appointed a Manager of Orient-Express Hotels in 1998 after selling the public relations consultancy she founded in 1987. Her work in the hospitality industry included representation of Intercontinental Hotels, Forte, Hilton International, Jarvis Hotels, and Millennium & Copthorne.

        Mr. Rusconi has been the Managing Director of the Hotel Cipriani in Venice since 1977. Previously, he worked with the Savoy Hotel Group and CIGA Hotels.

        Mr. Varian joined Orient-Express Hotels Inc. in 1985 from P&O Steam Navigation Company and has worked extensively on various cruise and tourist train projects, becoming a Vice President in 1989.

        Mr. White was previously Vice President—Hotels, Africa, Australia and South America from 2000 until September 15, 2005, when he became Vice President—Finance and Chief Financial Officer of Orient-Express Hotels. Mr. White was Director of Hotel Operations for the same geographical region from 1998 to 2000, and Financial Controller from 1991 to 1998. He joined Orient-Express Hotels in 1991 from Forte Hotels where he qualified as an accountant. He is currently a member of the Chartered Institute of Management Accountants.

        Mr. Williams joined Orient-Express Hotels Inc. in 1981 as sales and reservations manager. He became responsible for strategic marketing developments and business initiatives in the Americas, Europe and Asia. He previously worked for Carlson Marketing Group.

        Mr. Hetherington is also Vice President, General Counsel and Secretary of Sea Containers, having joined Orient-Express Hotels Inc. in 1980.

BENEFICIAL OWNERSHIP OF CLASS A AND CLASS B COMMON SHARES

        The following table contains information concerning those persons known to Orient-Express Hotels to be the beneficial owners of more than 5% of its outstanding class A common shares and class B common shares immediately before this offering.

        Orient-Express Holdings 1 Ltd., or Holdings, is a wholly-owned subsidiary of Orient-Express Hotels and has sole voting and dispositive power over its common shares of Orient-Express Hotels. The members of the board of directors of Holdings are James B. Sherwood, John D. Campbell, A. Shaun Morris and Tammy Richardson. Each of these persons may be deemed to share beneficial ownership of the class B common shares owned by Holdings, as well as the class A common shares into which those class B common shares are convertible, but is not shown in the table below.

        Under Bermuda law, the class B common shares held by this subsidiary are outstanding and carry the same voting rights as the other outstanding class B common shares. Each class B common share is convertible at any time at the holder's option into one class A common share of Orient-Express Hotels and, therefore, the number of shares shown below would also represent the number of class A common shares into which the class B common shares are convertible.

Name and Address	Number of class A common shares	Percentage of class A common shares(1)	Number of class B common shares	Percentage of class B common shares(2)	Percentage of combined votes
Orient-Express Holdings 1 Ltd. 22 Victoria Street Hamilton HM 12 Bermuda	—	—	18,044,478	100%	82.1%
Sea Containers Ltd.(3) 22 Victoria Street Hamilton HM 12 Bermuda	9,903,300	25.1%	—	—	4.5%
Citibank International plc et al.(4) Citicorp Centre Canada Square Canary Wharf London E14 5LB	5,006,850	12.7%	—	—	2.3%
Capital Research and Management Company and SMALLCAP World Fund, Inc.(5) 333 South Hope Street Los Angeles, California 90071	2,350,000	6.0%	—	—	1.1%

(1)
The percentage of class A common shares shown in this table is based on the 39,389,750 class A common shares outstanding as of October 31, 2005.

(2)
The percentage of class B common shares shown in this table is based on the 18,044,478 class B common shares outstanding as of October 31, 2005.

(3)
Sea Containers has sole voting and dispositive power with respect to 9,903,300 class A common shares, 5,000,000 of which are subject to the pledge referred to in footnote (4) below.

(4)
Citibank International plc and its affiliated companies may be deemed to share voting and dispositive power with respect to 5,000,000 class A common shares, which are currently pledged by Sea Containers to secure a $120 million revolving loan facility. Additional information with respect to Citibank International plc and certain of its affiliated companies is derived from their joint Schedule 13D report amended as of November 16, 2004 and filed with the United States Securities and Exchange Commission (the "Commission") on November 23, 2004. Among other things, this report states that (a) the reporting company Citigroup Inc. may be deemed to share voting power with subsidiaries of Citigroup Inc. with respect to 6,850 class A common shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc. for the benefit of third party customers, and (b) by virtue of their potential status as a "group" for purposes of the rules of the Commission, each of the reporting companies may be deemed to share voting and/or dispositive power over the shares that may be deemed to be beneficially owned by the other reporting companies.

(5)
The information with respect to Capital Research and Management Co. ("Capital") and SMALLCAP World Fund, Inc. ("SMALLCAP") is derived from their joint Schedule 13G report amended as of December 31, 2004, and filed with the Commission on February 14, 2005. This report states that Capital, a registered investment adviser, has sole dispositive power with respect to 2,350,000 class A common shares, and that SMALLCAP, a registered investment company which is advised by Capital, has sole voting power with respect to 2,050,000 class A common shares.

THE SELLING SHAREHOLDER

        As of the date of this prospectus supplement, Sea Containers owns, and has sole voting and dispositive power with respect to, 9,903,300 class A common shares, of which 5,000,000 class A common shares are subject to a pledge under its secured term loan facility as described in footnote (4) to the table under the caption "Beneficial Ownership of Class A and Class B Common Shares." These class A common shares represent approximately 17% of the class A and class B common shares outstanding as of October 31, 2005, including 18,044,478 class B common shares held by Holdings, a wholly-owned subsidiary of Orient-Express Hotels, or 25% of the class A common shares outstanding. If Sea Containers sells the 8,611,565 class A common shares to be sold in this offering, then Sea Containers will continue to own, and have sole voting and dispositive power with respect to, 1,291,735 class A common shares. This would represent approximately 2% of the class A and class B common shares outstanding at the time of sale, including the 18,044,478 class B common shares held by Holdings, or 3% of the class A common shares outstanding. Sea Containers has granted the underwriters in this offering a 30-day option to purchase up to 1,291,735 additional class A common shares to cover overallotments. If the underwriters exercise their overallotment option in full, Sea Containers will no longer own any class A common shares.

        For additional information concerning the relationship between Orient-Express Hotels and Sea Containers, we refer you to the accompanying prospectus under the heading "Risk Factors—Risks Resulting from Our Relationship with Sea Containers."

MATERIAL TAX CONSIDERATIONS

        The income tax consequences of an investment in Orient-Express Hotels are complex and may vary significantly with the particular situation of each investor. Before purchasing any class A common shares, each prospective investor should consult his or her own tax counsel about the particular tax consequences of investing in Orient-Express Hotels. There can be no assurance that the United States or Bermuda tax laws will not be changed.

Material Bermuda Tax Considerations

        As of the date of this prospectus supplement, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

        Orient-Express Hotels has received from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act, 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Orient-Express Hotels or to any of its operations, or to the class A common shares, debentures or other obligations of Orient-Express Hotels, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such class A common shares, debentures or other obligations of Orient-Express Hotels or any land leased or let to Orient-Express Hotels.

Material United States Federal Income Tax Considerations

        Subject to the limitations described in the following paragraphs, the following discussion describes the material United States federal income tax consequences that generally will apply to a holder of Orient-Express Hotels' class A common shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

  •
  an individual who is a citizen or, for United States federal income tax purposes, a resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state therein (or the District of Columbia);

  •
  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        Unless otherwise indicated, all statements describing United States federal income tax consequences that are contained in this summary represent the opinion of Carter Ledyard & Milburn LLP, United States counsel for Orient-Express Hotels. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase class A common shares. This summary considers only U.S. Holders that will hold class A common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

  •
  are broker-dealers or insurance companies;

  •
  are real estate investment trusts or regulated investment companies;

  •
  have elected mark-to-market accounting;

  •
  are tax-exempt organizations;

  •
  are financial institutions or "financial services entities";

  •
  hold class A common shares as part of a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction;

  •
  own directly, indirectly or by attribution at least 10% of our voting power; or

  •
  have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

        Furthermore, the discussion does not consider the tax treatment of persons who hold class A common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below.

        Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our class A common shares.

Taxation of Dividends Paid on Class A Common Shares

        A U.S. Holder will be required to include in gross income, for the year in which received, the amount of any distributions of cash or other property received from us to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction otherwise allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be applied against and will reduce the U.S. Holder's basis in such Holder's class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of class A common shares.

        Dividends that we distribute generally will be treated as "passive income," or, in the case of certain U.S. Holders, "financial services income" from non-United States sources for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." A portion of such dividends, however, may be recharacterized as United States source if we constitute a "United States-owned foreign corporation" within the meaning of Section 904(h)(6) of the Code. To constitute a United States-owned foreign corporation, United States persons must own 50% or more of our total combined voting power or 50% or more of the total aggregate value of all our classes of stock. U.S. Holders are urged to consult their own tax advisors regarding the applicability of the foreign tax credit rules of the Code to the dividends they receive from us.

        Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the class A common shares should qualify for the 15 percent rate provided that the class A common shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that the class A common shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the class A common shares will remain readily tradable. The reduced tax rate does not apply unless certain holding period requirements are satisfied. With respect to the class A common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The reduced tax rate also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of class A common shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Taxation of the Disposition of Class A Common Shares

        Upon the sale, exchange or other disposition of class A common shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder's basis in the class A common shares, which usually will be the cost of such shares. Such gain or loss generally will be United States source capital gain or loss and will be long-term capital gain or loss if the class A common shares were held for more than one year at the time of the sale. Deduction of capital losses is subject to certain limitations under the Code.

Passive Foreign Investment Company Considerations

        We believe that Orient-Express Hotels will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income or (2) the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Orient-Express Hotels were to become a PFIC, a U.S. Holder of class A common shares would be subject to adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, such shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of class A common shares.

Tax Consequences for Non-U.S. Holders of Class A Common Shares

        Except as described in "U.S. Information Reporting and Backup Withholding Tax" below, a Non-U.S. Holder of class A common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, class A common shares, unless:

  •
  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States,

  •
  the Non-U.S. Holder is an individual who holds the class A common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

U.S. Information Reporting and Backup Withholding Tax

        U.S. Holders generally are subject to information reporting requirements and potential backup withholding tax with respect to dividends paid on class A common shares and on proceeds paid from the disposition of class A common shares. Backup withholding tax (currently at the rate of 28%) will apply unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption in the manner required by Treasury regulations.

        Non-U.S. Holders generally are not subject to information reporting or backup withholding tax with respect to dividends paid on, or upon the disposition of, class A common shares, provided that such non-U.S. Holders establish their non-U.S. status (or other exemption) in the manner required by Treasury regulations.

        The amount of any backup withholding tax will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as the sole book-running manager and as representative of the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as joint lead manager and Scotia Capital (USA) Inc. as co-manager of the offering. Subject to the terms and conditions set forth in the underwriting agreement among Sea Containers, Orient-Express Hotels and the underwriters listed below, Sea Containers has agreed to sell to each underwriter, and each underwriter has agreed to purchase from Sea Containers, the number of class A common shares listed opposite its name below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.	6,028,096
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,152,891
Scotia Capital (USA) Inc.	430,578

Total	8,611,565

        The underwriters have agreed to purchase all of the class A common shares sold under the underwriting agreement if any of the class A common shares are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        Orient-Express Hotels and Sea Containers have agreed to indemnify the underwriters and each person, if any, who controls the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the class A common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the class A common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised Orient-Express Hotels and Sea Containers that the underwriters propose to offer the class A common shares to the public at the offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.9120 per share. The underwriters may allow, and dealers may reallow, a discount not in excess of $0.1000 per share to other dealers. After the initial offering, the public offering price, concession and discount may change.

        The following table shows the offering price, underwriting discount and proceeds before expenses. The information assumes either no exercise or full exercise by the underwriters of its over allotment option.

	Per Share	Without Option	With Option
Public offering price	$32.00	$275,570,080	$316,905,600
Underwriting discount	$1.52	$13,089,579	$15,053,016
Proceeds to Sea Containers (before expenses)	$30.48	$262,480,501	$301,852,584

        Sea Containers will pay all the expenses, fees and taxes incident to this offering.

Overallotment Option

        Sea Containers has granted an option to the underwriters to purchase up to 1,291,735 additional class A common shares at the public offering price set forth on the cover of this prospectus supplement less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        Orient-Express Hotels and Sea Containers have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 90 days after the date of this prospectus supplement, James B. Sherwood and Simon M.C. Sherwood have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 60 days after the date of this prospectus supplement, each subject to certain exceptions, without first obtaining the written consent of Citigroup on behalf of the underwriters. Specifically, Orient-Express Hotels, Sea Containers and these other shareholders have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any class A or class B common shares,

  •
  sell any option or contract to purchase any class A or class B common shares,

  •
  purchase any option or contract to sell any class A or class B common shares,

  •
  grant any option, right or warrant for the sale of any class A or class B common shares,

  •
  lend or otherwise dispose of or transfer any class A or class B common shares,

  •
  file or cause to be filed a registration statement under the Securities Act for the class A or class B common shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A or class B common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to class A or class B common shares of Orient-Express Hotels and to securities convertible into or exchangeable or exercisable for or repayable with class A or class B common shares. It also applies to class A or class B common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by the underwriters solely to cover overallotments in this offering. See "Beneficial Ownership of Class A and Class B Common Shares."

        The 60-day and 90-day restricted periods described above are subject to extension. If

  •
  during the last 17 days of the applicable restricted period we issue an earnings release, or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the applicable restricted period we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the applicable restricted period, the lock-up restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Citigroup waives in writing such extension.

New York Stock Exchange Listing

        The class A common shares are listed on the New York Stock Exchange under the symbol "OEH."

Price Stabilization and Short Positions

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell class A common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' overallotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make "naked" short sales of shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the class A common shares. They may also cause the price of the class A common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Neither Orient-Express Hotels, Sea Containers nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common shares. In addition, none of Orient-Express Hotels, Sea Containers or the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

No Public Offering Outside the United States

        No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of class A common shares, or the possession, circulation or distribution of this prospectus supplement and accompanying prospectus or any other material relating to us or class A common shares in any jurisdiction where action for that purposes is required. Accordingly, class A common shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement and accompanying prospectus nor any other offering material or advertisements in connection with class A common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such county or jurisdiction.

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of any of our class A common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to any class A common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of any class A common shares to the public in that Relevant Member State at any time (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by Orient Express Hotels of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of any of our class A common shares to the public" in relation to any of our class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of any of our class A common shares included in the offering in circumstances in which section 21(1) of the FSMA does not apply to Orient Express Hotels; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any of our class A common shares in, from or otherwise involving the United Kingdom.

        Purchasers of the shares offered by this prospectus supplement and accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in addition to the offering price on the cover page of this prospectus supplement.

Internet Distribution of Prospectus

        The underwriters may be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of class A common shares for sale to their online brokerage customers. If the underwriters facilitate such an Internet distribution, an electronic prospectus will be made available on the website maintained by the underwriters. Other than the prospectus in electronic format, the information contained on the website maintained by the underwriters relating to this offering is not a part of this prospectus supplement and accompanying prospectus.

Other Relationships

        The underwriters and their affiliates have performed, and may in the future perform, commercial and investment banking and advisory services for Orient-Express Hotels and Sea Containers from time to time, for which they received, and may in the future receive, customary fees and expenses. For instance, in March 2005, Citigroup and Merrill Lynch acted as underwriters in a primary and secondary public offering of 9,550,000 class A common shares of Orient-Express Hotels. In November 2003, Merrill Lynch acted as the representative of the underwriters in a primary public offering of 3,450,000 class A common shares of Orient-Express Hotels, and in November 2002, it acted as co-underwriter in a secondary public offering by Sea Containers of 3,100,000 class A common shares of Orient-Express Hotels. Additionally, an affiliate of Scotia Capital is a lender to Sea Containers under a $85 million revolving loan facility.

        Sea Containers has advised Orient-Express Hotels that it intends to use a portion of the proceeds from this offering to repay indebtedness outstanding under a $120 million revolving loan facility with a syndicate of banks, for which Citibank International plc, an affiliate of Citigroup, is acting as agent, and under which it is also a lender. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because a bona fide independent market (as defined in the NASD Conduct Rules) exists in the class A common shares of Orient Express Hotels.

PROSPECTUS

9,903,300 Class A Common Shares

Orient-Express Hotels Ltd.

        Sea Containers Ltd. may offer and sell from time to time up to 9,903,300 class A common shares of Orient-Express Hotels Ltd. Orient-Express Hotels will receive no part of the proceeds from the sale of these shares by Sea Containers. Sea Containers will bear all the costs, expenses and fees incident to its offer and sale of the class A common shares.

        The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange under the symbol OEH. On October 27, 2005, the last reported sale price of a class A common share for New York Stock Exchange composite transactions was $26.85.

        Sea Containers has informed Orient-Express Hotels that Sea Containers may sell the class A common shares from time to time in ordinary brokers' transactions at then current market prices, or in other transactions at negotiated prices. Sea Containers may effect these transactions through or with brokers or dealers who may receive compensation in the form of commissions or discounts.

        Orient-Express Hotels maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary in the United Kingdom is Orient-Express Services Ltd. located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States subsidiary—Orient-Express Hotels Inc.—has offices at 1114 Avenue of the Americas, New York, New York 10036, telephone 212-302-5055.

        Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient- Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

        You should carefully consider the risk factors beginning on page 3 before you invest in the class A common shares.

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2005.

        This prospectus also relates to 9,903,300 rights to purchase Orient-Express Hotels' series A junior participating preferred shares. These rights are not currently exercisable and are attached to and transferable only with the class A common shares sold in this offering. See "Description of the Common Shares—Preferred Share Purchase Rights."

        You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

RISK FACTORS

        You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        We have separated the risks into four general groups:

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  risks that relate to our financial condition and results of operations;

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  risks of our business;

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  risks resulting from our relationship with Sea Containers; and

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  risks of owning and selling class A common shares.

        We have only described the risks we consider to be the most significant. There may be additional risks that we currently deem less material or that are not presently known to us.

        If any of these risks occurs, Orient-Express Hotels' business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When we state below that a risk may have a material adverse effect, we mean that the risk may have one or more of these effects. In that case, the market price of the class A common shares could decline.

        This prospectus, including the documents incorporated by reference herein, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to Our Financial Condition and Results of Operations

Covenants in Orient-Express Hotels' financing agreements could limit its discretion in operating its businesses, causing it to make less advantageous business decisions; Orient-Express Hotels' indebtedness is collateralized by substantially all of its properties.

        Orient-Express Hotels' financing agreements with about 20 commercial bank lenders contain covenants that include limits on additional debt collateralized by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Our indebtedness is also collateralized by substantially all of our properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient-Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties collateralizing such debt.

Increases in prevailing interest rates may increase our interest payment obligations.

        Substantially all of Orient-Express Hotels' consolidated long-term debt at June 30, 2005, accrued interest at rates that fluctuate with prevailing interest rates, so that any increases in prevailing interest rates may increase Orient-Express Hotels' interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage its floating interest-rate exposure, but we cannot assure you that such transactions will be successful. At June 30, 2005, Orient-Express Hotels had no interest rate swaps in effect.

Orient-Express Hotels' ability to pay dividends on the class A common shares is limited.

        Beginning in January 2004, Orient-Express Hotels has been paying quarterly dividends on its class A and class B common shares in the amount of $0.025 per share. We cannot assure you that we will be able to make dividend payments in the future because of debt repayment requirements, a downturn to our business, or other reasons.

        Under Bermuda law, Orient-Express Hotels may pay dividends on, or make other distributions with respect to the class A and class B common shares (1) unless there are reasonable grounds for believing that Orient-Express Hotels is, or after the payment or distribution would be, unable to pay its liabilities as they become due, or (2) unless the realizable value of Orient-Express Hotels' assets are less than the aggregate of its liabilities, issued share capital and "share premium accounts" (share premium is defined as the amount of shareholders' equity over and above the aggregate par value of Orient-Express Hotels' issued shares). We cannot assure you that Orient-Express Hotels will not be restricted by Bermuda law from paying dividends.

Orient-Express Hotels' substantial indebtedness could adversely affect its financial health.

        Orient-Express Hotels and its subsidiaries have a significant amount of debt and may incur additional debt from time to time. As of September 30, 2005, its consolidated long-term indebtedness was $553.8 million (including the current portion). Our substantial indebtedness could

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  require us to dedicate much of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2004 Orient-Express Hotels generated $52.6 million in cash from operating activities after paying interest of $21.4 million and before loan principal repayments of $55.0 million,

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  limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

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  increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

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  limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.

        Orient-Express Hotels must also repay or refinance a significant amount of indebtedness in future years. Although Orient-Express Hotels may seek to refinance its indebtedness, it may be unable to obtain refinancing. Any failure of Orient-Express Hotels to repay any indebtedness when due may result in a default under such indebtedness and cause cross-defaults under other indebtedness.

Risks of Our Business

Orient-Express Hotels' operations are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these adverse factors include

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  cyclical downturns arising from changes in general and local economic conditions,

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  political instability of governments of some countries where properties are located,

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  falling disposable income of consumers and the traveling public,

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  dependence on varying levels of tourism, business travel and corporate entertainment,

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  changes in popular travel patterns,

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  competition from other hotels and leisure time activities,

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  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

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  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

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  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

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  foreign exchange rate movements,

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  adverse weather conditions or destructive forces like fire or flooding, and

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  seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among our hotels and other properties because of their geographic diversity. For example, the SARS epidemic in Asia in 2003 caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak was contained, it is possible that the disease could re-emerge or another potential epidemic could occur. The occurrence of this or a similar event may have a negative impact on our operations.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel was disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at our properties have shortened since September 11th. Further acts of terrorism or a military action could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers for Orient-Express Hotels' properties.

        We compete for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than we do. These competitors may be prepared to accept a higher level of financial risk than we can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to us and increasing our acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of our properties are located in areas where there are numerous competitors. For example, in recent years competing deluxe hotels opened near our properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities, or significantly expand, improve or introduce new facilities in the markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws and government regulations, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Our properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding our existing properties depends upon our obtaining necessary building permits or zoning variances from local authorities. Failure to obtain or delay in obtaining these permits could adversely affect our strategy of increasing revenues and net income through expansion of existing properties.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances that may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before we acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.

        We intend to increase the revenues and net income of Orient-Express Hotels through acquisitions of new properties and expansion of its existing properties. Our ability to pursue new growth opportunities successfully will depend on our ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits, to build on schedule and with minimum disruption to guests, and to integrate new properties into our operations. Also, our acquisition of properties in new locations may present operating and marketing challenges that are different from those we encounter in our existing locations. We cannot assure you that we will succeed in our growth strategy.

        We may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned, as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of our African operations.

We cannot assure you that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade our existing properties, are capital intensive. Although actual amounts of capital expenditures could exceed estimates, current expansion plans call for the expenditure of up to an aggregate of $80 million over the next few years to add new rooms or facilities at existing properties, and current acquisition plans contemplate expenditure of about $50 million per year for new properties which would be financed mainly by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or equity financing will be available to us, or available on acceptable terms, in an amount sufficient to fund our needs. Future equity financings may be dilutive to the existing holders of our common shares. Future debt financings could involve restrictive covenants that would limit Orient-Express Hotels' flexibility in operating its business.

Currency fluctuations may have a material adverse effect on Orient-Express Hotels' financial statements and/or its operating margins.

        Substantial portions of the revenues and expenses of Orient-Express Hotels are denominated in non-U.S. currencies such as European euros, British pounds sterling, Russian rubles, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reais, Mexican pesos and French Pacific francs. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

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  translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

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  transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties, as well as on customer travel. As Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, our La Samanna hotel, which is located on St. Martin, suffered substantial wind and flood damage from a hurricane in November 1999. Although the hotel was fully insured for the repair costs, it remained closed until February 2000, so that we missed much of the high season that year. As a further example, Hurricanes Katrina and Rita in August and September 2005 caused damage to the Windsor Court Hotel in New Orleans, resulting in a temporary closure of the hotel until November 1, 2005. Leisure and business travel to New Orleans is expected to be at a reduced level for several months. Orient-Express Hotels carries property and loss of earnings insurance in amounts management deems reasonably adequate, but damages may exceed the insurance limits or be outside the scope of coverage.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including the approximately 2,300 employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions or our response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect our ability to provide those services, which could reduce occupancy and room revenue and even tarnish our reputation.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.

        These include

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  changes in national, regional and local economic and political conditions,

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  changes in interest rates and in the availability, cost and terms of financing,

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  the impact of present or future governmental legislation and regulations (including environmental laws),

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  the ongoing need for capital improvements to maintain or upgrade properties,

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  changes in property taxes and operating expenses, and

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  the potential for uninsured or underinsured losses.

Risks Resulting from Our Relationship with Sea Containers

Orient-Express Hotels' share price may be adversely affected by the limited liquidity of its class A common shares in the market. Any substantial sales of Orient-Express Hotels' class A common shares by Sea Containers might adversely affect the market price for those shares.

        Sea Containers currently owns 9,903,300 outstanding class A common shares of Orient-Express Hotels (including 2,459,399 class A common shares issued on October 28, 2005 upon conversion of 2,459,399 class B common shares previously held by Sea Containers), or approximately 25% of the class A and class B common shares currently outstanding, excluding 18,044,478 class B common shares owned by Orient-Express Holdings 1 Ltd., a wholly-owned subsidiary of Orient-Express Hotels. Orient-Express Hotels filed with the the SEC an amended registration statement under the Securities Act of 1933 (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of the 11,943,901 class A common shares of Orient-Express Hotels then held by Sea Containers, plus the 2,459,399 Orient- Express Hotels class A common shares issuable upon conversion of the 2,459,399 Orient-Express Hotels class B common shares then held by Sea Containers. This prospectus is part of that registration statement.

        In March 2005, Sea Containers sold 4,500,000 class A common shares of Orient-Express Hotels in a joint underwritten public offering with Orient-Express Hotels. Sea Containers plans to sell in its discretion all its remaining class A common shares of Orient-Express Hotels, but the timing of these sales will depend on market conditions.

        The liquidity of the class A common shares in the market will continue to be limited unless and until Sea Containers elects to make future sales of the class A common shares. However, any future sales by Sea Containers of substantial amounts of the class A common shares of Orient-Express Hotels in the public market, or the perception that such sales might occur, could adversely affect the market price of the class A common shares.

Some of Orient-Express Hotels' directors and executive officers may have potential conflicts of interest because they own Sea Containers' shares or have positions at Sea Containers, or because of contractual rights relating to one of our properties.

        Some of Orient-Express Hotels' directors and executive officers—James B. Sherwood, John D. Campbell and Edwin S. Hetherington—hold Sea Containers class A and class B common shares and options to purchase Sea Containers class A and class B common shares. Also, these persons are executive officers or directors of Sea Containers. Ownership of Sea Containers class A and class B common shares by Orient-Express Hotels' directors and officers, or their positions as executive officers or directors of Sea Containers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Sea Containers and Orient-Express Hotels.

        In addition, Orient-Express Hotels has granted to James B. Sherwood, the chairman of the board of directors of Orient-Express Hotels and the president of Sea Containers, a right of first refusal to purchase the Hotel Cipriani in Venice and related assets if Orient-Express Hotels proposes to sell or transfer them. Also, a subsidiary of Orient-Express Hotels has granted to Mr. Sherwood an option to purchase the hotel at its fair market value if a change of control of Orient-Express Hotels occurs.

        We have in place a code of business practices administered by the audit committee of our board of directors and applicable to our principal executive, financial and accounting officers to avoid conflicts of interest. However, we cannot assure you that this will prevent future conflicts.

Risks of Owning and Selling Class A Common Shares

Orient-Express Hotels will not be restricted from issuing additional class A common shares and any such sales could negatively affect the trading price of the class A common shares.

        Orient-Express Hotels may in its discretion sell newly issued class A common shares. We cannot assure you that we will not make significant sales of such other class A common shares. Any such sales could materially and adversely affect the trading price of the class A common shares.

The price of the class A common shares may fluctuate significantly, which may make it difficult for you to resell the class A common shares when you want or at prices you find attractive.

        The price of the class A common shares on the New York Stock Exchange constantly changes. We expect that the market price of the class A common shares will continue to fluctuate. Holders of class A common shares will be subject to the risk of volatility and depressed prices.

        Orient-Express Hotels' share price can fluctuate as a result of a variety of factors, many of which are beyond Orient-Express Hotels control. These factors include

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  quarterly variations in operating results,

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  operating results that vary from the expectations of management, securities analysts and investors,

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  changes in expectations as to future financial performance, including financial estimates by securities analysts and investors,

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  developments generally affecting Orient-Express Hotels' businesses,

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  announcements by Orient-Express Hotels or its competitors of significant contracts, acquisitions, joint ventures or capital commitments,

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  announcements by third parties of significant claims or proceedings against Orient-Express Hotels,

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  the dividend policy for the class A and class B common shares,

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  future sales of equity or equity-linked equities, and

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  general domestic and international economic conditions.

        In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of the class A common shares.

Orient-Express Hotels' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.

        A wholly-owned subsidiary of Orient-Express Hotels—Orient-Express Holdings 1 Ltd., or Holdings—currently holds 18,044,478 class B common shares of Orient-Express Hotels representing about 82% of the voting power for most matters submitted to a vote of Orient-Express Hotels' shareholders, and Holdings, together with the directors and officers of Orient-Express Hotels, holds common shares of Orient-Express Hotels representing about 83% of the combined voting power for most matters submitted to a vote of its shareholders. In general, holders of Orient-Express Hotels' class A common shares and holders of its class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, as long as the number of outstanding class B shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by Holdings are outstanding and may be voted by Holdings. The manner in which Holdings votes its Orient-Express Hotels common shares will be determined by the four directors of Holdings, two of whom—John D. Campbell and James B. Sherwood—are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to Holdings. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, and to block a number of matters relating to any potential change of control of Orient-Express Hotels. See "Beneficial Ownership of Class A and Class B Common Shares" and "Description of Common Shares—Voting Rights."

Provisions in Orient-Express Hotels' charter documents, and the preferred share purchase rights currently attached to the class A and class B common shares, may discourage potential acquisitions of Orient-Express Hotels, even those that the holders of a majority of its class A common shares might favor.

        Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its board of directors. These provisions include

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  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

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  limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer is favored by shareholders of Orient-Express Hotels holding a majority of its equity.

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. See "Description of Common Shares—Preferred Share Purchase Rights." Such rights may have anti-takeover effects.

        These anti-takeover provisions are in addition to the ability of Holdings and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See the "risk factor" immediately above and "Description of Common Shares—Voting Rights."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.

        Orient-Express Hotels is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

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  effect service of process within the United States upon Orient-Express Hotels or its directors and officers, or

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  enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling Hunter, that there is doubt as to

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  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

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  whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

FORWARD-LOOKING STATEMENTS

        This prospectus, and the reports and other information that Orient-Express Hotels filed with the SEC that are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding, among other things

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  competitive factors in our businesses,

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  future capital expenditures,

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  future legislation in any country where Orient-Express Hotels has significant assets or operations,

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  strikes or other labor disruptions,

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  currency fluctuations, and

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  trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        Except as may be required by law, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF THE COMMON SHARES

        The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. There are currently 39,389,750 class A common shares outstanding. There are also 18,044,478 class B common shares outstanding, which are owned, and can be voted, by Holdings, a wholly-owned subsidiary of Orient-Express Hotels. These shares are accounted for as a reduction to outstanding shares for purposes of computing earnings per share while they are owned by Holdings.

        The following description of our common shares is not a complete description of all of the terms of our common shares and should be read in conjunction with our charter documents and bye-laws.

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

        For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

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  Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

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  Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

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  the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to Bermuda taxes. Payment of dividends depends upon Orient-Express Hotels' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

        In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

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  Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

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  Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels, Sea Containers and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

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  The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

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  If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. As long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

        In general, under The Companies Act 1981 of Bermuda and Orient-Express Hotels' bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Orient-Express Hotels' memorandum of association and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

Preferred Share Purchase Rights

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

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  the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, Sea Containers or any subsidiary of Sea Containers, and

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  the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

        At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

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  From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

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  If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

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  At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels, Sea Containers or certain of their affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

(A)	one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and
(B)	one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares, subject to adjustment in certain events.

        Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends. While the issuance of the rights will not be taxable to shareholders or to us for United States federal income tax purposes, shareholders may, depending on the circumstances, recognize taxable income for United States federal income tax purposes in the event the rights become exercisable, or upon their exercise, for class A or class B common shares (or other consideration). The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

        The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

SELLING SHAREHOLDER

        As of the date of this prospectus, Sea Containers owns 9,903,300 class A common shares. This represents approximately 17% of the class A common shares and class B common shares currently outstanding, including those shares held by Holdings, a subsidiary of Orient-Express Hotels, or 25% of the class A common shares outstanding, excluding the shares held by Holdings. If Sea Containers sells all of the 9,903,300 class A common shares covered by this prospectus, Sea Containers will cease to own any class A common shares or class B common shares.

        Until the initial public offering of our class A common shares in August 2000, Orient-Express Hotels was a wholly-owned subsidiary of Sea Containers. In November 2002, Orient-Express Hotels ceased to be a consolidated subsidiary of Sea Containers and since then has been accounted for in Sea Containers' financial statements using the equity method of accounting.

        Orient-Express Hotels has filed a registration statement with the SEC (which as amended was declared effective on October 28, 2005) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 7,443,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient-Express Hotels class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers at the time of the filing. On

October 28, 2005, 2,459,399 Orient-Express Hotels' class B common shares held by Sea Containers were converted into class A common shares.

        Citibank International plc and certain of its affiliated companies have reported in an SEC filing that Citibank International plc and the other reporting companies may be deemed to share voting and dispositive power with respect to the 9,903,300 class A common shares (consisting of 7,443,901 outstanding class A common shares and 2,459,399 class A common shares issuable upon conversion of 2,459,399 class B common shares) which Sea Containers pledged to them in connection with its entering into amended to be a $120 million revolving loan facility. On October 28, 2005, only 5,000,000 class A common shares remained subject to this pledge.

        For information concerning the relationship between Orient-Express Hotels and Sea Containers, we refer you to the portions of this prospectus under the headings "Risk Factors—Risks Resulting from Our Relationship with Sea Containers."

PLAN OF DISTRIBUTION

        Orient-Express Hotels has registered under the Securities Act of 1933, as amended, the offering of 9,903,300 class A common shares covered by this prospectus (the "Shares") on behalf of Sea Containers, as selling shareholder, and also on behalf of any donees, pledgees, transferees and other successors-in-interest that may receive Shares from Sea Containers after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer. Sea Containers is bearing all expenses, fees and taxes in connection with the offering of the Shares (approximately $150,000) and will pay any brokerage commissions and similar selling expenses attributable to the sale of Shares. Orient-Express Hotels will receive no part of the proceeds from the sale of the Shares by Sea Containers. Sea Containers has agreed to indemnify Orient-Express Hotels against certain losses, claims, damages and liabilities incident to the sale of the Shares, including liabilities under the Securities Act.

        Sea Containers has informed Orient-Express Hotels that it may effect sales of Shares from time to time in

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

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  block trades, in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

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  fixed price offerings, exchange distributions or special offerings in accordance with the rules of the applicable exchange,

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  privately negotiated transactions,

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  short sales,

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  sales by broker-dealers of a specified number of Shares at a stipulated price per share,

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  firm commitment or best efforts underwritten offerings,

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  a combination of any such methods of sale, and

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  any other method permitted pursuant to applicable law,

at market prices prevailing at the time of sale, or at negotiated prices. These sales may or may not involve brokers or dealers.

        Sea Containers has not yet entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there currently an underwriter or coordinating broker acting in connection with the proposed sale of the Shares by Sea Containers. However, before Sea Containers sells any of the Shares, it will enter into a sales agreement with one or more broker-dealers. This agreement will set forth the terms under which Sea Containers may sell Shares to or through broker-dealers acting as agents or principals. Any of these broker-dealers may receive compensation in the form of discounts, concessions, or commissions from Sea Containers and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. Compensation as to a particular broker-dealer may exceed customary commissions.

        Sea Containers, and any broker-dealers that act as principals in connection with the sale of Shares, will be "underwriters" within the meaning of Section 2(11) of the Securities Act, any broker-dealers that act as agents in that connection may be deemed to be "underwriters," and any compensation these broker-dealers receive, and any profit they realize from the resale of the Shares while acting as principals, might be considered as underwriting discounts or commissions. Sea Containers may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

        Because Sea Containers will be an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act for offers and sales of the Shares, including delivery through the facilities of the New York Stock Exchange as provided in Rule 153 under the Securities Act. Orient-Express Hotels has informed Sea Containers that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales in the market by Sea Containers.

        Sea Containers may also resell all or some of the Shares in open market transactions under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        If Sea Containers notifies Orient-Express Hotels that Sea Containers has entered into any material arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, Orient-Express Hotels will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

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  the name of the participating broker-dealer(s),

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  the number of Shares involved,

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  the price at which such Shares were sold,

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  the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

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  whether the broker-dealer(s) conducted any investigation to verify the information in or incorporated by reference in this prospectus, and

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  other material facts of the transaction.

Also, if Sea Containers notifies Orient-Express Hotels that a donee, pledgee, transferee or other successor-in-interest of the Shares intends to sell more than 500 Shares, Orient-Express Hotels will file an appropriate supplement to this prospectus.

        The maximum commission or discount to be received by any NASD member or independent broker-dealer will no be greater than 8% for the sale of any securities being registered pursuant to Rule 415.

AUTHORIZED REPRESENTATIVE

        Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, One Rockefeller Plaza, New York, New York 10020. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Carter Ledyard & Milburn LLP, New York, New York, is passing upon matters of United States law for Orient-Express Hotels and Sea Containers with respect to this offering, Shearman & Sterling LLP, New York, New York, will pass upon legal matters for the underwriters with respect to this offering, and Appleby Spurling Hunter, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels and Sea Containers with respect to this offering. Robert M. Riggs, who recently retired as a partner of Carter Ledyard & Milburn LLP, is a director of Sea Containers.

EXPERTS

        The consolidated financial statements, the related consolidated financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3 that Orient-Express Hotels filed on January 17, 2003, with the Securities Exchange Commission under the Securities Act of 1933, Registration No. 333-102576. We refer you to this registration statement, including a pre-effective amendment thereto filed on February 18, 2003, and a post-effective amendment thereto filed on October 11, 2005, for further information about Orient-Express Hotels and the class A common shares offered hereby.

        Orient-Express Hotels files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-16017). These filings contain important information that does not appear in this prospectus. For further information about Orient-Express Hotels, you may read and copy these filings at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Orient-Express Hotels' filings from the public reference room by calling (202) 942-8090. Our SEC filings are also available on the SEC Internet site as part of the EDGAR database (http:www.sec.gov).

        The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

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  Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2004,

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  Orient-Express Hotels' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005,

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  Orient-Express Hotels' Current Report on Form 8-K dated on the front cover September 15, 2005,

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  The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

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  The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents that Orient-Express Hotels files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination or completion of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1114 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5055).

        Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.

8,611,565 Shares

Orient-Express Hotels Ltd.

Class A Common Shares

P R O S P E C T U S    S U P P L E M E N T

November 17, 2005

Citigroup
Merrill Lynch & Co.
Scotia Capital

QuickLinks

SUMMARY
Orient-Express Hotels Ltd.
Investment Highlights
Recent Developments
Relationship with Sea Containers
The Offering
Summary Consolidated Financial Data
Orient-Express Hotels Ltd. and Subsidiaries
USE OF PROCEEDS
PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES
CAPITALIZATION
DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS
BENEFICIAL OWNERSHIP OF CLASS A AND CLASS B COMMON SHARES
THE SELLING SHAREHOLDER
MATERIAL TAX CONSIDERATIONS
UNDERWRITING

RISK FACTORS
Risks Relating to Our Financial Condition and Results of Operations
Risks of Our Business
Risks Resulting from Our Relationship with Sea Containers
Risks of Owning and Selling Class A Common Shares
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF THE COMMON SHARES
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
AUTHORIZED REPRESENTATIVE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION